SCHLUETER & ASSOCIATES, P.C.

5655 South Yosemite Street, Suite 350

Greenwood Village, CO 80111

Telephone:+1-303-292-3883

Facsimile: +1-303-648-5663

Email: hfs@schlueterintl.com

April 3, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Service

100 F Street, N.E.

Washington, D.C. 20549

Attn: Rucha Pandit

Re:	J-Long Group Ltd. Form 20-F for the Fiscal Year Ended March 31, 2024 File No. 001-41901

Dear Ms. Pandit:

We represent J-Long Group Ltd. (“Registrant” and “Company”) as U.S. counsel. We are submitting herewith an amended Annual Report on Form 20-F (“Amendment No. 1”).

The purpose of this letter is to respond to the comment letter dated March 14, 2025 from the Division of Corporation Finance, Office of Trade & Services (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) relating to the Registrant’s Annual Report for the fiscal year ended March 31, 2024 (the “Annual Report”). For your convenience, the comments have been reproduced below, followed by the Registrant’s response. The Registrant is concurrently submitting Amendment 1 to its Annual Report.

Form 20-F for Fiscal Year Ended March 31, 2024

Item 3. Key Information, page 1

1. It appears that all of your operations are conducted in Hong Kong. To the extent the Division of Corporation Finance’s Sample Letter to China-Based Companies (the “China Sample Letter”), issued by the Staff in December 2021, requests disclosure on the prospectus cover page or in the prospectus summary, please provide such disclosure in a separate section at the beginning of Item 3 of Form 20-F; in addition, please include a discussion of the transfer of cash within the company in Item 5 of Form 20-F.

Response:

In response to this comment, the Registrant has included certain disclosures from the China Sample Letter as applicable in Item 3 of Form 20-F including, but not limited to, the following:

(i)	the Company is not a Chinese operating company but a Cayman Islands holding company with operations conducted in Hong Kong by its Operating Subsidiary;

(ii)	Hong Kong is a special administrative region of the People’s Republic of China (“China” or “PRC”), the basic policies of the PRC regarding Hong Kong are reflected in Hong Kong’s Basic Law and due to the long-arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of the Company’s business and may intervene in or influence our operations at any time, which could result in a material change in the Company’s operations and/or the value of its Ordinary Shares;

Securities and Exchange Commission

Page Two

April 3, 2025

(iii)	The Company’s investors will not directly hold equity interests in its Operating Subsidiary;

(iv)	Pursuant to the Holding Foreign Companies Accountable Act (the “HFCAA”), the Company’s Ordinary Shares may be prohibited from trading on a U.S. exchange if its auditor cannot be fully inspected by the Public Company Accounting Oversight Board (the “PCAOB”);

(v)	The PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews and expanding efforts in anti-monopoly enforcement. The Company does not believe that it is directly subject to these regulatory actions or statements, as it does not have a variable interest entity structure and its business does not involve the collection of user data, implicate cybersecurity or involve any other type of restricted industry;

(vi)	The enforcement of laws and rules and regulations in China can change quickly with little advance notice;

(vii)	The Company may become subject to a variety of PRC laws and other obligations regarding data security with respect to offerings that are conducted overseas and/or foreign investment in China-based issuers, and any failure to comply with applicable laws and obligations could have a material and adverse effect on its business, financial condition and results of operations and may hinder its ability to offer or continue to offer Ordinary Shares to investors and cause its Ordinary Shares to significantly decline in value or become worthless; and

(viii)	A description of how cash is transferred through the corporate organization and management’s intentions to distribute earnings through payment of dividends. This section has also been cross-referenced to Section 5, which reflects the same disclosure with further disclosure regarding payment of dividends to date.

We do not intend to pay dividends for the foreseeable future, page 26

2.  Please revise to acknowledge that the board of directors has complete discretion to declare and distribute dividends, and that they have done so in the past, despite initial plans in the alternative, for example the dividends paid after your initial public offering. If true, please revise to acknowledge that the board of directors may make similar decisions in the future and describe any risks to investors.

Response:

In response to this comment, the Registrant has added further disclosure to the risk factor on page 30 (formerly, page 26) titled “We do not intend to pay dividends for the foreseeable future” stating that the Board has declared dividends in the past, despite initial plans in the alternative, and may make similar decisions in the future, and that the payment of dividends in the future could reduce the amount of funds available to finance our operations and to expand our business.

Securities and Exchange Commission

Page Three

April 3, 2025

Item 15. Controls and Procedures, page 103

3.  We note that your disclosure controls and procedures were effective for the year ended March 31, 2024. We also note that your internal control over financial reporting was not effective and that you have a material weakness. SEC Release No. 33-8238 Section II, D states “[w]e agree that some components of internal control over financial reporting will be included in disclosure controls and procedures for all companies. In particular, disclosure controls and procedures will include those components of internal control over financial reporting that provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles.” The deficient controls identified in your material weakness disclosure appear to relate to an aspect of internal control over financial reporting that is also a part of disclosure controls and procedures. Please revise to conclude that your disclosure controls and procedures were not effective, or explain why your conclusions are appropriate.

Response:

In accordance with the SEC’s comment, the Company has revised its disclosure to reflect that its disclosure controls and procedures were not effective in light of the fact that the Company’s internal control over financial reporting was not effective and the Company had a material weakness.

If you have any questions relating to Amendment No. 1 to the Annual Report, please contact Edwin Wong at his email address of edwin.wong@j-long.com or U.S. counsel, Henry F. Schlueter, at hfs@schlueterintl.com.

Please copy any correspondence or requests for information to Celia Velletri at her email address of cv@schueterintl.com. If you wish to speak with us, please feel free to call me at 303-868-3382 or Celia Velletri at 303-907-4842.

Very truly yours,

/s/ Henry F. Schlueter

C:	J-Long Group Ltd.